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U.S. Securities and Exchange Commission
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Attention:	Christina Chalk Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporation Finance

February 3, 2009
Re: Wavecom S.A.
Schedule TO-T filed on January 8, 2009 by Sierra Wireless France SAS and Sierra
Wireless, Inc.
Amd. 1 to Schedule TO-T filed on January 14, 2009
Amd. 2 to Schedule TO-T filed on January 23, 2009
SEC File No. 5-50760
Dear Ms. Chalk:
On behalf of our client, Sierra Wireless, Inc., a Canadian corporation (“Parent”), and its indirect wholly-owned subsidiary, Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”, and together with Parent, “Sierra”), set forth below are the responses of Sierra to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the filings referenced above, which you delivered in a letter dated January 27, 2009 (the “Comment Letter”).
We have set forth the text of the Staff’s comments followed, in each case, by our response. Concurrently with the submission of this letter, we are providing you with a convenience copy of Amendment No. 4 to the Schedule TO initially filed with the SEC on January 8, 2009.
Schedule TO-T — Exhibit (a)(1)(i) — U.S. Offer to Purchase
Summary Term Sheet — What are the conditions to this Offer?, page iii
1. Under the section entitled “What are you offering to pay?” earlier in the Summary Term Sheet, you disclose that if Wavecom pays a dividend or other distribution to its shareholders while these Offers are pending, Purchaser may (with the approval of the
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AMF) withdraw the Offers. However, the payment of a dividend or distribution is not listed here or in the corresponding section later in the Offer to Purchase as a condition permitting termination of the Offers. Please revise or advise.
Response to Comment 1: We have amended the Offer to Purchase in response to the Staff’s comments.
If I decide not to tender, how will the Offers affect my Wavecom Securities?: Will the Offers be followed by a squeeze-out if all of the Shares are not tendered in the Offers?, page vi
2. Discuss in great detail, where appropriate in the Offer to Purchase:
•	your plans for a second-step transaction(s) with respect to securities not purchased in the Offers, particularly where you do not purchase at least 95% of the outstanding share capital in the Offers. Your revised disclosure should discuss both Purchaser and Parent’s current intentions as well as the factors upon which future decisions with respect to any such a transaction will be based. Simply “reserving the right” to engage in one of a number of second-step transactions is not informative disclosure;

•	the form and amount of consideration that may be paid in any subsequent purchases, as compared to the Offer price. If there will be or may be any difference in the amount or form of consideration paid in any second-step transaction, this fact should be prominently disclosed;

•	any restrictions under local law on your ability to control or fully integrate Wavecom if you own less than all of its securities after the Offers. If applicable, discuss any relevant ownership thresholds significant under foreign law;

•	the treatment of remaining US security holders of Wavecom in any subsequent transaction(s).
The disclosure under “Squeeze-out-Delisting” on page 22 of the offer materials is not sufficient in this respect, because there, Purchaser simply “reserves the right” to undertake a number of subsequent actions after the Offers, including to “dispose of any or all Securities” purchased in these Offers.
Response to Comment 2: We have amended the Offer to Purchase in response to the Staff’s Comments.
Acceptance for payment, return of and Payment for Securities, page 7
3. In the second to last paragraph in this section, you reserve the right to assign or transfer, in whole or in part, the right to purchase all or any portion of the securities tendered in the Offers. Please confirm your understanding in your response letter that should you do so, the party or parties to whom you assign or transfer such right would be required to be included as a filing person on the Schedule TO. In addition, this might require an extension of the offer period and dissemination of revised offer materials.

Response to Comment 3: We hereby confirm that any party or parties to whom we assign or transfer the right to purchase all or any portion of the securities tendered in the Offers would be included as a filing person on the Schedule TO.
Background of the Offers: Contacts with Wavecom, page 20
4. It appears from the disclosure in this section that Wavecom may have provided confidential forecasts, projections or other non-public information to Purchaser and its affiliates in the course of the negotiations leading up to the Offers. If so, please disclose such information or explain in your response letter why it is not required disclosure pursuant to Exchange Act Rule 10b-5 or any other applicable provision of the federal securities laws.
Response to Comment 4: Although Sierra and Wavecom did enter into a confidentiality agreement on October 24, 2008 prior to the negotiation of the Memorandum of Understanding, we confirm that prior to the execution of the Memorandum of Understanding, Sierra was not provided with any confidential forecasts, projections or other non-public information that would constitute material non-public information required to be disclosed pursuant to Exchange Act Rule 10b-5 or any other applicable provision of the federal securities laws.
Miscellaneous, page 30
5. In this section, you state that the Offer “may not be accepted from within” certain jurisdictions. Please note that the all-holders provision in Rule 14d-10(a)(1) applies equally to U.S. as well as non-U.S. target holders. While this provision does not require that you mail offer materials into any jurisdiction outside the United States, it does not permit you to prevent tenders from target holders resident there. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 14d-10(a)(1) by purporting to exclude holders of Securities in certain foreign jurisdictions. Alternatively, revise this language to remove such limitation.
Response to Comment 5: We have amended the Offer to Purchase in response to the Staff’s comments.
Yours sincerely,
/s/ Scott I. Sonnenblick
Scott I. Sonnenblick